FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated October 3, 2012;

Montréal, October 3, 2012

For immediate release

Quebecor Inc., Quebecor Media Inc. and Caisse de dépôt et placement du Québec reach an agreement on the partial sale of Caisse de dépôt et placement du Québec’s interest in Quebecor Media Inc.

Quebecor Inc. (QI), Quebecor Media Inc. (QMI) and Caisse de dépôt et placement du Québec (CDP) announced today that they have reached an agreement (the Agreement) regarding a partial sale of CDP’s 45.3% interest in QMI, with respect to which the parties have agreed on a value of $2.75 billion.

The Agreement provides for the completion of the following two transactions:

- the repurchase by QMI of 20,351,307 shares of QMI held by CDP, representing approximately 36.4% of CDP’s interest before closing, for an aggregate purchase price of $1.0 billion, payable in cash; and

- the purchase by QI of 10,175,653 shares of QMI held by CDP, representing approximately 18.2% of CDP’s interest before closing, in consideration of the issuance to an affiliate of CDP of $500 million aggregate principal amount of subordinated convertible debentures of QI, which are convertible into QI Class B Subordinate Shares (the Convertible Debentures).

Upon completion of these transactions, which is currently expected on or around October 11, 2012 (subject to a financing condition in favour of QMI and customary closing conditions, including regulatory approvals), CDP will hold 25,439,134 shares of QMI, representing a 24.6% interest in QMI (excluding the dilution from options under QMI’s stock option plan).

“The terms and conditions of the Agreement were determined with a view to meeting certain fundamental objectives, including those of ensuring that QI and QMI continue to enjoy a sufficient level of operational and financial flexibility and maintaining a debt level favourable to ongoing refinancing of the maturities of QMI’s various debt instruments. Considering the expected financial performance of QMI, we believe that the price paid is fair,” said Jean-François Pruneau, Chief Financial Officer of QI and QMI.

“We are convinced of QMI’s potential to create value. For this reason, we are retaining a substantial stake in the company”, said Michael Sabia, President and Chief Executive Officer of CDP.

Cash purchase by QMI

QMI intends to finance the repurchase of the 20,351,307 shares of QMI held by CDP by accessing financial markets.

The parties’ intention in entering into this Agreement is to enable the immediate monetization by CDP of a significant portion of its interest in QMI. CDP will also have the ability to sell its remaining shares in QMI on or after January 1, 2019 through an initial public offering (IPO), therefore completing the monetization of its investment in QMI.

Purchase by QI and issuance of convertible debentures by QI

The Convertible Debentures will have a term of six years expiring in 2018 and will bear interest at an annual rate of 4.125%, payable semi-annually in cash, in QI Class B Subordinate Shares or with the proceeds from the sale of QI Class B Subordinate Shares.

At maturity, the Convertible Debentures will be payable in cash by QI at the outstanding principal amount, plus accrued and unpaid interest, subject to prior redemption, conversion, purchase or repayment.

One day prior to maturity (the Redemption Date), QI may redeem the outstanding Convertible Debentures by issuing that number of QI Class B Subordinate Shares obtained by dividing the outstanding principal amount by the then current market price of a QI Class B Subordinate Share, subject to a floor price of $38.50 per share (that is, a maximum number of 12,987,013 QI Class B Subordinate Shares corresponding to a ratio of $500 million to the floor price) and a ceiling price of $48.125 per share (that is, a minimum number of 10,389,610 QI Class B Subordinate Shares corresponding to a ratio of $500 million to the ceiling price).

At any time prior to the Redemption Date, QI may redeem or convert, in whole or in part, the outstanding Convertible Debentures, subject to the terms of the trust indenture to be entered into among QI and Computershare Trust Company of Canada at closing (the Indenture).

The Convertible Debentures will be convertible, at all times prior to the maturity date, into QI Class B Subordinate Shares by the holder in accordance with the terms of the Indenture.

In all cases, QI has the option to pay an amount in cash equal to the market value of those shares, being the product of (a) the number of QI Class B Subordinate Shares that would have otherwise been issued and (b) the then current market price of a QI Class B Subordinate Share.

A registration rights agreement granting demand registration rights and piggy-back registration rights to CDP in respect of the Convertible Debentures and the underlying QI Class B Subordinate Shares will be entered into at closing.

CDP’s remaining interest – Exit right

The Agreement, which does not result in any balance sheet obligation for QMI or QI, provides that on or after January 1, 2019, CDP will have exit rights, including requiring that QMI carry out an IPO or selling CDP’s remaining interest in QMI to a financial third party, without providing any right of first refusal or first offer to QI or QMI.

In addition to the exit rights described above, demand registration rights and piggyback registration rights will be granted by QMI in favour of CDP by way of a separate agreement at closing.

Changes to the QMI shareholders’ agreement

In order to allow the exercise by CDP of the exit rights referred to in the previous paragraph, the parties have agreed to amend the shareholders’ agreement between QI, CDP Capital d’Amérique investissements inc. (formerly Capital Communications CDPQ inc.) and QMI dated October 23, 2000, as consolidated and amended by a shareholders’ agreement dated December 11, 2000.

Subject to the amendments referred to above, the material terms and conditions of the shareholders’ agreement will remain unchanged. The existing shareholders’ agreement can be consulted on SEDAR, under the profile of QI, at www.sedar.com.

Closing

The transactions contemplated in the Agreement are currently expected to be completed on or around October 11, 2012, subject to a financing condition and customary closing conditions for transactions of this nature and regulatory approvals, including the approval of the Toronto Stock Exchange.

This press release does not constitute an offer to sell or the solicitation of an offer to buy or sell securities in any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities referred to herein have not been and will not be qualified for distribution to the public under applicable Canadian securities legislation.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2011, and the “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor’s expectations as of October 3, 2012, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor and Quebecor Media

Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX:QBR.A) (TSX:QBR.B), one of Canada’s most important holding companies operating in the telecommunications and media businesses. With more than 16,000 employees, Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone services and mobile telephone services. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English and French language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French language general interest television network in Québec, a number of specialty channels and the SUN News English language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), video game development (BlooBuzz Studios Inc.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron Ltd), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPagesTM.

About Caisse de dépôt et placement du Québec

Caisse de dépôt et placement du Québec is a financial institution that manages funds primarily for public and private pension and insurance plans. As at December 31, 2011, it held $159.0 billion in net assets. As one of Canada’s leading institutional fund managers, the Caisse invests in major financial markets, private equity and real estate. For more information: www.lacaisse.com.

Sources:

Quebecor and Quebecor Media

Jean-François Pruneau

Chief Financial Officer

Quebecor Inc. and Quebecor Media Inc.

jean-francois.pruneau@quebecor.com

(514) 380-4144

Information:

Martin Tremblay, Vice President,

Public Affairs

Quebecor Media Inc.

martin.tremblay@quebecor.com

(514) 380-1985

Caisse de dépôt et placement du Québec Maxime Chagnon Senior Director, Media Relations 514 847-5493 mchagnon@lacaisse.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Christian Marcoux
By: Christian Marcoux Assistant Secretary

Date: October 3, 2012